May 11, 2012

VIA: EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	SRA International, Inc. (the “Company”) Form S-4 File No. 333-180490

Dear Mr. Shuman:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 9:00 a.m. (Eastern Standard Time) on Monday, May 14, 2012, or as soon as practicable thereafter.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SRA INTERNATIONAL, INC.

By:	/s/ Richard J. Nadeau

Richard J. Nadeau

Executive Vice President and

Chief Financial Officer

cc:	Richard E. Baltz, Esq. Sanford A. Fine, Esq.